Exhibit 99
                                 [UNILEVER LOGO]

                            N E W S   R E L E A S E


                          Unilever United States, Inc.



U.S. Media Relations Contact:                 U.S. Investor Relations Contact:
Nancy Goldfarb                                Leigh Ferst
212-906-4690                                  212-906-3430



                Unilever Agrees to Sell Four Home Care Brands to
                        Lehman Brothers Merchant Banking

New York, NY - December 08, 2003 - Unilever (NYSE: UN,UL) today announced that it has signed a definitive agreement to sell four of its home care brands primarily in the United States and Canada to Lehman Brothers Merchant Banking Group, an affiliate of Lehman Brothers Holdings Inc. The closing is subject to regulatory approvals; terms of the transaction are not being disclosed.

The sale includes the following four brands: the Rit brand of fabric dye products worldwide; the Niagara brand of ironing aid products in the U.S., Canada, Puerto Rico and elsewhere around the world with exclusive licensing rights in certain Central American countries and Mexico; the Final Touch brand of fabric softeners in the U.S., Canada and Puerto Rico; and exclusive licensing rights to the Sunlight brand of dishwashing detergents in the U.S., Canada and Puerto Rico. Sales of these four brands for the first nine months of 2003 were $107 million.

As part of the company's Path to Growth strategy, Unilever has been reshaping its portfolio, including the sale of 110 businesses and a greater focus on leading brands, now representing 92% of sales worldwide.

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Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in about 100 countries around the globe and employs approximately 250,000 people.



Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This announcement may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995). Any forward-looking statements are based on current expectations with respect to important risk factors. It is important to note that the actual results could materially differ from the results anticipated in any forward-looking statements that may be contained in this announcement. Factors which might cause forward-looking statements to differ materially from actual results include, among other things, the inability to obtain, or a delay in obtaining, any necessary antitrust approvals, actions of the United States, Canadian and local governments, the performance of these household care brands during the pre-closing period, costs related to the disposal, as well as the overall economic, political, social and business conditions, the demand for our goods and services, competition in the market, fluctuations in interest rates and foreign currencies, the impact and other uncertainties of future acquisitions and disposals and any changes in the tax laws and other legislation and regulation, in the jurisdictions in which we operate.

We do not undertake any obligation to update any forward-looking statements contained in or incorporated in this announcement to reflect actual results, changes in assumptions or in other factors, which may affect any forward-looking statements.